# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QVC GROUP, INC., CIK 0001254699
CUSIP: 747292100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 9,391,951; sole dispositive power 0; shared dispositive power 9,391,951; aggregate amount beneficially owned 9,391,951 (18.8% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 9,391,951; sole dispositive power 0; shared dispositive power 9,391,951; aggregate amount beneficially owned 9,391,951 (18.8% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 9,391,951; sole dispositive power 0; shared dispositive power 9,391,951; aggregate amount beneficially owned 9,391,951 (18.8% of the class)
- GoldenTree Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,005,021; sole dispositive power 0; shared dispositive power 3,005,021; aggregate amount beneficially owned 3,005,021 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QVC GROUP, INC.
Address of issuer's principal executive offices: 1200 Wilson Drive, West Chester, Pennsylvania (PA), 19380
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 14, 2026 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of QVC Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

GoldenTree Asset Management LP (the "Investment Manager")
GoldenTree Asset Management LLC (the "IMGP")
Steven A. Tananbaum
GoldenTree Master Fund, Ltd.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, NY 10022.
Present principal occupation or employment:
The principal occupation of Mr. Tananbaum is to serve as the managing member of IMGP.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Tananbaum is a citizen of the United States. GoldenTree Master Fund, Ltd. is organized under the laws of the Cayman Islands. The remaining Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From August 14, 2026 to September 3, 2026, the Funds (as defined below) purchased an aggregate of 830,189 shares of Common Stock on the open market for aggregate consideration of $13,531,817.49 using working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The securities reported herein consist of shares of Common Stock held directly by certain funds and separate accounts managed by the Investment Manager as of September 3, 2026. GoldenTree Master Fund, Ltd. is the record owner of 3,005,021 shares of Common Stock.

The ownership percentage set forth herein is based on 49,999,897 shares of Common Stock outstanding as of August 6, 2026.

The Investment Manager is the investment manager or advisor to certain funds, including GoldenTree Master Fund, Ltd., and a separately managed account by the Investment Manager (the "Funds"). IMGP is the general partner of the Investment Manager. Steven A. Tananbaum is the managing member of IMGP. As a result of these relationships, each of the Investment Manager, IMGP and Mr. Tananbaum may be deemed to share beneficial ownership of the securities held of record by the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
From August 14, 2026 to September 3, 2026, the Funds purchased an aggregate of 830,189 shares of Common Stock on the open market. Details by date, listing the number of shares of Common Stock purchased and the price per share, are provided in Exhibit 5.

Except as set forth in this Schedule 13D, since the Schedule 13D filed on August 14, 2026, the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4: Joint Filing Agreement.

Exhibit 5: Trade Schedule.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (09/08/2026)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (09/08/2026)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (09/08/2026)
- GoldenTree Master Fund, Ltd.: /s/ Peter Alderman, Peter Alderman, General Counsel (09/08/2026)